SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.
(Exact name of registrant as specified in its charter)
Itaú Unibanco Holding S.A.
(Translation of Registrant’s Name into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Itaúsa
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:   ☐      No:   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:   ☐      No:   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

EXPLANATORY NOTE

Resubmitted document due to the change in the Company's Fiscal Council, according to attachment 24, items 12.6 to 12.10.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Itaú Unibanco Holding S.A.
(Registrant)

Date: April 19, 2011	By:	/s/ Alfredo Egydio Setubal
		Name:	Alfredo Egydio Setubal
		Title:	Investor Relations Officer

	By:	/s/ Caio Ibrahim David
		Name:	Caio Ibrahim David
		Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Additional information about the extraordinary and ordinary general meetings of April 25, 2011